FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        December, 2002

Commission File Number:     0-24018

ZI CORPORATION
(Translation of registrant’s name into English)

2100 840 7th Ave. SW Calgary, Alberta Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZI CORPORATION (Registrant)

By: /s/ James Duffus Associate General Counsel

Dated:   December 16, 2002

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27
SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27

1.	Reporting Issuer:

Zi Corporation (the “Corporation”) Suite 2100, 840-7th Avenue S.W. Calgary, Alberta T2P 3G2

2.	Date of Material Change:

December 9, 2002.

3.	News Release:

A press release disclosing the material change was issued by the Corporation on December 9, 2002 through CCNMatthews newswire service.

4.	Summary of Material Change:

The Corporation and Tegic Communications Inc., a subsidiary of America Online Inc., settled the patent infringement litigation between the two parties.

5.	Full Description of Material Change:

The Corporation and Tegic Communications Inc., a subsidiary of America Online Inc., settled the patent infringement litigation between the two parties. The terms of the settlement agreement are confidential.

6.	Reliance on Section 146(2) of the Securities Act (Alberta) or Equivalent Sections:

N/A

7.	Omitted Information:

No information has been omitted.

8.	Senior Officer:

Dale Kearns, Chief Financial Officer of Zi Corporation, may be reached at (403) 233-8875.

9.	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

This statement is made in the City of Calgary, in the Province of Alberta as of December 13, 2002. ZI CORPORATION /s/ Dale Kearns Dale Kearns Chief Financial Officer

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27
SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27

1.	Reporting Issuer:

Zi Corporation (the “Corporation”) Suite 2100, 840-7th Avenue S.W. Calgary, Alberta T2P 3G2

2.	Date of Material Change:

December 10, 2002.

3.	News Release:

A press release disclosing the material change was issued by the Corporation on December 10, 2002 through CCNMatthews newswire service.

4.	Summary of Material Change:

The Corporation completed arrangements for a secured short-term credit facility in the amount of US$3.3 million.

5.	Full Description of Material Change:

The Corporation completed arrangements for a secured short-term credit facility in the amount of US$3.3 million. The borrowings under the credit facility are repayable on March 5, 2003. In addition to a commitment fee and interest at 12 percent per annum on the credit facility, the Corporation issued 100,000 common share purchase warrants. Each warrant is convertible into one common share of the Corporation and is exercisable for two years at CDN$3.62 per share.

6.	Reliance on Section 146(2) of the Securities Act (Alberta) or Equivalent Sections:

N/A

7.	Omitted Information:

No information has been omitted.

8.	Senior Officer:

Dale Kearns, Chief Financial Officer of Zi Corporation, may be reached at (403) 233-8875.

9.	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

This statement is made in the City of Calgary, in the Province of Alberta as of December 13, 2002. ZI CORPORATION /s/ Dale Kearns Dale Kearns Chief Financial Officer